SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 01, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        28 January 2010
Number        04/10

PLAN OF ARRANGEMENT TO ACQUIRE ATHABASCA POTASH INC.

BHP Billiton today has entered into a definitive agreement with Athabasca Potash Inc. ("API") to acquire all of the issued and outstanding common shares of API at a price of C$8.35 cash per common share.

The total equity value of the transaction is approximately C$341 million (US$320 million) on a fully diluted basis.

API is a Toronto Stock Exchange-listed, junior potash company that owns the Burr Project and various potash exploration properties in Saskatchewan, Canada. API holds one of the largest exploration permit areas in the Saskatchewan basin, covering approximately 6,900 km2.

The Burr Project is located adjacent to BHP Billiton’s Jansen Project and some of API’s exploration properties neighbour BHP Billiton’s potash permit areas. Acquiring API will give BHP Billiton access to a total of more than 14,000 km2 of prospective exploration ground in the world-class Saskatchewan potash basin.

BHP Billiton Diamonds & Specialty Products President Graham Kerr said: "Today's announcement is consistent with BHP Billiton's strategy of building a strong potash resource position. We continue to pursue opportunities that fit within our portfolio and are aligned with our strategy of developing Tier 1, long life, low-cost, expandable assets. This acquisition fits well with our existing projects and land positions in the Saskatchewan potash basin.”

Further information can be found in the attached joint announcement by BHP Billiton and API.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

28 January 2010
NEWS RELEASE
BHP Billiton Canada Inc. to acquire Athabasca Potash Inc.
For immediate release

SASKATOON, SASKATCHEWAN and TORONTO, ONTARIO – Athabasca Potash Inc. (TSX: API)

Athabasca Potash Inc. (“API”) and BHP Billiton Canada Inc. (“BHP Billiton”) are pleased to announce they have entered into a definitive agreement whereby BHP Billiton will offer to acquire all of the issued and outstanding common shares of API at a price of $8.35 cash per common share (the “Consideration”). The total equity value of the transaction is approximately $341 million on a fully-diluted basis. All amounts are in Canadian dollars. The transaction represents the culmination of a nearly year-long process first described in API’s March 30, 2009 press release and later expanded in API’s July 16, 2009 press release.

The Consideration represents a 105% premium to the closing market price of the common shares on July 15, 2009, the day preceding API’s announcement that it had expanded the scope of transactions being considered in its strategic review process to include potential mergers or acquisitions of all or a portion of API or its business. The Consideration also represents a 25% premium over the closing price of the common shares on the Toronto Stock Exchange on 27 January 2010 and a 37% premium based on the volume weighted average price of the common shares over the 60 trading days prior to 28 January 2010.

API’s Board of Directors has unanimously approved the transaction and, having received fairness opinions from its financial advisers, recommends that security holders vote their shares in favour of the transaction. The transaction is to be implemented by way of a statutory plan of arrangement and will be subject to the approval of 66⅔ per cent of the votes cast by API’s security holders, and a simple majority of the votes cast by the shareholders, at a special meeting, which is currently anticipated to take place in March 2010. The acquisition will also require court approval. If API’s security holders approve the transaction and the requisite court approval is obtained, the closing is expected to take place later in March 2010. The information circular for the acquisition is expected to be mailed to API's security holders by 12 February 2010.

Dawn Zhou, API’s Executive Chairman, all directors and certain other officers and major shareholders of API have entered into lock-up agreements with BHP Billiton under which they will irrevocably vote common shares and options representing approximately 40% of API’s fully diluted outstanding common shares in favour of the transaction.

API has agreed not to solicit or initiate any discussion regarding any other business combination or sale of material assets. API has also granted BHP Billiton a right to match any superior proposal and will pay a termination fee of $12 million to BHP Billiton if the definitive agreement is terminated in certain events, including if API recommends or approves an acquisition proposal or enters into an agreement with respect to a superior proposal.

Dawn Zhou said: “API’s Board of Directors has reviewed and explored a number of possible strategic options and it has concluded that BHP Billiton’s offer is in the best interests of API’s shareholders. API would like to thank all shareholders for their support. I am proud of what the API team has achieved and delighted to see such a successful outcome to the strategic review process we initiated last year.”

BHP Billiton Diamonds & Specialty Products President Graham Kerr said: “Today's announcement is consistent with BHP Billiton's strategy of building a strong potash resource position. We continue to pursue opportunities that fit within our portfolio and are aligned with our strategy of developing Tier 1, long life, low-cost, expandable assets. This acquisition fits well with our existing projects and land positions in the Saskatchewan potash basin.”

API is being advised by CIBC World Markets Inc. and Genuity Capital Markets, and its legal counsel is Fraser Milner Casgrain LLP. CIBC World Markets Inc. and Genuity Capital Markets have also provided an opinion to the Board of Directors of API that, as of the date of the signing of the definitive agreement, and subject to the assumptions and limitations on which the opinions are based, the Consideration to be received under the arrangement is fair, from a financial point of view, to API’s shareholders. BHP Billiton is being advised by TD Securities Inc. and its legal counsel is Fasken Martineau DuMoulin LLP.
____________________________________________________________
Further information on BHP Billiton can be found at www.bhpbilliton.com
Further information on API can be found at www.athabascapotash.ca
______________________________
For further information, please contact:
Athabasca Potash Inc.
Kevan Bender, VP Investor Relations and Communications
+1 306 374 7579
Email: info@athabascapotash.ca

BHP Billiton
Bronwyn Wilkinson, Investor and Media Relations
Tel: +1 604 632 1498
Mobile: +1 604 340 8753
Email: Bronwyn.Wilkinson@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
Email: Ruban.Yogarajah@bhpbilliton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 01, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary